October 15, 2007

Marius Silvasan

CEO and Chairman of the Board
Teleplus World, Corp.

Re: Resignation as General Counsel

Dear Marius,

Effective October 19, 2007, I resign as General Counsel of Teleplus World, Corp. ("TelePlus World") for personal reasons in order to pursue other business and professional opportunities. I will remain in my current post as a Director on the Company's Board of Directors.

Sincerely,

Carlos Cardelle